SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 6)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         HALLWOOD REALTY PARTNERS, L.P.
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                                (NAME OF ISSUER)


                        UNITS OF LIMITED PARTNER INTEREST
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                         (TITLE OF CLASS OF SECURITIES)


                                    40636T203
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                                 (CUSIP NUMBER)

                              W. ALAN KAILER, ESQ.
                 JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
                          1445 ROSS AVENUE, SUITE 3200
                            DALLAS, TEXAS 75202-2799
                                 (214) 855-4500
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                       (NAME, ADDRESS AND TELEPHONE NUMBER
                         OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)


                                DECEMBER 21, 1999
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), (f) or (g), check the following box [ ].





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CUSIP No. 40636T203

     1.   Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of
          Persons:
            The Hallwood Group Incorporated                           51-0261339
          ----------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [ ]           (b) [ ]

     3.   SEC Use Only
                         -------------------------------------------------------

     4.   Source of Funds (See instructions)            00
                                             -----------------------------------

     5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     6.   Citizenship or Place of Organization         Delaware
                                                  ------------------------------


                                  7.      Sole Voting Power        413,040 Units
         Number of Units                                         ---------------
         Beneficially Owned by    8.      Shared Voting Power            0
         Each Reporting Person                                   ---------------
         With                     9.      Sole Dispositive Power   330,432 Units
                                                                 ---------------
                                 10.      Shared Dispositive Power  82,608 Units
                                                                 ---------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                  413,040 Units
          ----------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

     13.  Percent of Class Represented by Amount in Row 11.
                                     24.7 %
          ----------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions):
                                       CO
          ----------------------------------------------------------------------



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                                  Schedule 13D

This Amendment No. 6 to Schedule 13D amends the Schedule 13D, filed July 24, 1993, as previously amended (the "Schedule 13D), by the Hallwood Group Incorporated, a Delaware corporation ("Hallwood"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used by not defined herein have the meanings ascribed to such terms in the
Schedule 13D. "No material changes" means no material changes to the response contained in the Trust's Schedule 13D previously filed.

ITEM 1.  SECURITY AND ISSUER.

                  No material changes

ITEM 2.  IDENTITY AND BACKGROUND.

                  No material change

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Not applicable

ITEM 4.  PURPOSE OF TRANSACTIONS.

                  Pursuant to an agreement dated May 5, 1999 (the "Agreement") among The Hallwood Group Incorporated ("Hallwood"), Epsilon Trust, of which Mr. Brian M. Troup and certain family members are beneficiaries (the "Trust") and Mr. Brian M. Troup, Hallwood, the Trust and Mr. Troup agreed to separate their interests. On December 22, 1999, all conditions to the completion of the transactions contemplated by the Agreement were satisfied. See Item 6 for a discussion of the terms of the Agreement.

                  Hallwood holds the Units for investment. Hallwood may, subject to market conditions and other factors deemed relevant by it, purchase additional Units from time to time in open market purchases, privately negotiated transactions or otherwise.

                  Hallwood intends to review, on a continuing basis, its investment in the Units and Hallwood's business affairs and financial conditions, as well as conditions in the securities markets and general economic and industry conditions. Hallwood may in the future take such actions with respect to its investment in the Units as it deems appropriate in light of the circumstances existing from time to time, including, without limitation, purchasing additional Units or disposing of the Units it now holds or hereafter acquires.

                  Hallwood has not formulated any plans or proposals of the type referred to in clauses (a) - (j) of Item 4 of Schedule 13D.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  As of the date of this filing, Hallwood directly owns 330,234 Units, representing approximately 19.7% of the outstanding Units. Pursuant to the Agreement, Hallwood transferred 82,608 Units to the Trust. Under the Agreement, the Trust has granted Hallwood an irrevocable proxy as to the 82,608 Units transferred to the Trust and, therefore, Hallwood may be deemed to have sole voting power with respect to such Units. Also under the Agreement, the Trust has granted Hallwood a right to purchase such Units for six months after the transfer of such Units and a right of first refusal with respect to the Units thereafter. Therefore, Hallwood and the Trust may be deemed to share dispositive power over such Units. Other than the transactions contemplated by the Agreement, no transactions in the Units have been reported by Hallwood or the executive officers or directors listed in response to Item 2 during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP'S WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Hallwood, the Trust and Mr. Troup have entered into the Agreement described in Items 4 and 5. According to the Agreement, Mr. Troup resigned as an officer and director of Hallwood. As part of the Agreement, Hallwood transferred 82,608 Units and 360,000 shares of common stock of Hallwood Energy Corporation owned by Hallwood to the Trust in exchange for 305,196 shares of common stock of Hallwood owned by the Trust, and the cancellation of options to purchase 37,200 shares of common stock of Hallwood held by Mr. Troup.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Agreement, dated May 5, 1999, by and among The Hallwood Group, Epsilon Trust and Brian M. Troup, filed as Exhibit
                  10.34 to Hallwood's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (File No. 1-8303) and incorporated herein by reference.



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                                    SIGNATURE

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 18, 2000                         THE HALLWOOD GROUP INCORPORATED



                                                 By: /s/ Melvin J. Melle
                                                     ---------------------------
                                                     Melvin J. Melle
                                                     Vice President



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